CALEDONIA MINING CORPORATION

       August 07, 2009

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("the Corporation”) for the quarters ended June 30, 2009, June 30, 2008 and June 30, 2007 should be read in conjunction with the Unaudited Consolidated Financial Statements as at June 30, 2009 and the Annual Report for the year ended December 31, 2008, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Corporation’s website at www.caledoniamining.com.  The Unaudited Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian Dollars.

Listings

The Corporation is listed on the Toronto Stock Exchange as “CAL”, on NASDAQ-OTCBB as “CALVF”, and on London’s AIM as “CMCL”.

1.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

1.1

Gold Production

Blanket Mine – Zimbabwe

After the receipt of the Gold Dealership Licence and the production recommencement announcement on April 3, 2009, the required cyanide, explosive, and other essential consumables were purchased and sent to Blanket and production recommenced on April 7, 2009. Mining and milling production has been increased to over 400 tonnes per day by the end of June 2009.

It is planned to continue the ramp-up of production to 600 tonnes per day which should be reached by the end of the third quarter 2009.  The labour force is being rebuilt from the start-up level of 480 in April 2009 to 750-800 with particular emphasis on skilled and semi-skilled employees. Ongoing retraining is also essential to meet the production demands along with refurbishment and maintenance of equipment. This will allow the mine to return to its 24,000 ounce per annum production level.

Underground

Frequent unplanned power supply interruptions and load shedding continue to frustrate production targets on a daily basis. The efficiency of the underground operations is improving from the sub-optimal levels when production was restarted.

Safety, Health and Environment (“SHE”)

The following safety statistics were recorded for the 2nd quarter:

•

Three restricted work activity (2008 - 3) and no (2008 4) first aid incident were recorded. In all there were 9 (2008 - 26) incidents and 4 (21 – 2008) near misses during the quarter. Extensive safety training was undertaken by management and this included:

o

Induction training for 65 new employees, 5 employees returning from leave, 15 casual worker, 3 change of occupation employees and 9 contractors

o

Hazard identification and risk assessment courses attended by 160 employees.

o

73 employees trained on mine first aid.

o

27 supervisors underwent plant job observation refresher courses.

•

Nine new cases of HIV/AIDS were identified by the mine clinic. The severe economic conditions have negatively affected AIDS funding from Government and NGO sources, but education continues with 18 peer educators being trained and a further 80 people being  tested at the clinic.

There were no adverse environmental issues during the quarter and the results obtained from water testing continue to verify this.

Even though the economic situation in Zimbabwe continues to be challenging the number of employee dismissals due to desertion has decreased dramatically. The number of employees who were absent without permission in the 2nd quarter was 134 (820 – 2008) compared to 608 (879 – 2008) in the 1st quarter.

Capital Projects

Number 4 Shaft Expansion Project

Further developments on the No 4 shaft project await the sourcing of project funding of US$2,4 million on acceptable terms failing which internally generated cash flows will be used.  It is still anticipated that production of 1,000 tonnes per day will be achieved within a 9 months of project funding being secured which will result in approximately 40,000 ounces of gold per annum being produced.

Operations

During the quarter operations were significantly hampered by daily electrical power failures or requested load shedding from ZESA, the local power authority.  However, recent negotiations with ZESA appear to have resulted in a more predictable load shedding window which has enabled the mine to alter shifts so that load shedding takes place before the re-entry of a shift and allows for lower production losses.  Provided ZESA continues to adhere to the agreed load shedding schedule it will be an equitable solution to this problem.

Sufficient working capital has been provided by a local bank to meet the mine’s requirements.

The net proceeds for Gold sales are being received by Blanket in full from Rand Refineries in South Africa within the contractual time period.

Production results for the Quarter ended June 30		2009	2008	July 2009
Ore milled	Tonnes	24,177	32,464	13,760
Ore Gold Grade milled	Grams/tonne	3.99	3.36	4.51
Recovery %	Per cent	89%	87%	91%
Gold produced	Ounces	2,746	2,989	1,822
Gold Sold	Ounces	2,164	3,089	1,322

Outlook

It should be borne in mind that the last time Blanket was able to achieve an equivalent 24,000 ounce per annum production level was before February 2007 prior to the No. 4 Shaft being closed for equipping. Subsequent to partial completion of the No. 4 shaft project, resumption of production was rendered impossible by the failure of the Reserve Bank of Zimbabwe to pay Blanket for its gold sold and which eventually caused Blanket to suspend production completely in October 2008.  A healthy and stable economic future continues to depend on the success of the Unity Government in Zimbabwe. Management’s challenge is to bring the mine back to the full 24,000 ounce per annum production as quickly as possible and then to commence work on the completion of the No.4 shaft project as soon as funding is sourced.

In a press release on 6 May 2009, the Corporation indicated that Blanket is targeting to achieve an annualized production rate of approximately 24,000 ounces of gold per annum by the end of the third quarter 2009.

Subsequent to the dollarization of the economy Blanket has reinstated public liability and motor vehicle insurance cover and continues to assess the necessity and affordability of other forms of insurance cover.

In recent weeks, the frequency and duration of electricity outages and their impact on production has reduced.   Management will continue to monitor this situation closely, while pursuing a number of alternatives including discussion with ZESA and standby generation capacity.

1.2     Exploration and Project Development

1.2.1 COBALT AND BASE METALS

Nama Cobalt Project – Zambia

The 2nd quarter of the financial year, April to June, is the first half of the dry season in Zambia.  The main field access roads were restored and graded in April following the damage caused during the rainy season.  The activities carried out during the quarter mainly involved the detailed soil sampling and follow-up of previously detected geochemical anomalies.  This work entailed the compilation of a GIS database including all previous work done in the area, in particular the location of geochemical surveys and anomalous areas.

Two main styles of Co mineralization occur in the Nama area, the ‘D’-type iron oxide bodies which are mostly enriched in cobalt, and the Ore Shale hosted Cu-Co mineralization, more common elsewhere in the Copperbelt, which is being exploited by neighbouring mines.  On account of the more complex metallurgy and hence greater capital requirements involved in treating the D-type iron oxide bodies, previous targets identified as being of this type are set aside for follow-up work at a time when the market conditions are more suitable.

Work, therefore, is being carried out on the anomalous areas with a view to defining resources characterized as belonging to the Ore Shale hosted Cu-Co style of mineralization.  Mineralization of this type is currently being exploited immediately east of the Nama License and is known to extend westwards into the license area for some 2,000 meters.  During the 2008 field season, exploration established the existence and limited extent of the Ore Shale along the western margin of the Konkola Dome (close to the ‘A’ Resource Body).  The “shale” unit is approximately 100 meters wide, is anomalously enriched in Co and Cu but the knowledge of the known strike length is limited because the area is covered by very deep soils.  Follow-up sampling employing both saturation termite mound sampling and deep auger sampling has shown encouraging results.  Two drill targets have been outlined in this area.

Other areas covered in the 2nd quarter include the ‘B’ Anomaly where detailed auger sampling has resulted in the delineation of separate Co and Cu anomalies.  Pitting at selected sites is currently being carried out to establish the cause of the anomalous enrichment.  Field work at the ‘F’ and ‘G’ anomalies has revealed that the metal enrichments are not typical ‘D’ style mineralization but thick zones of Co and Cu enrichment in sandstones.  Although the area involved is substantial, the average metal contents for the whole area may not satisfy the criteria for economic extraction and therefore follow-up auger sampling will be undertaken to define the areas of greatest potential.  Diamond drilling may then be undertaken in the higher grade areas to recover material for mineralogical and metallurgical testing.

A portion of the 1996 geochemical grid laid out west of the ‘A’ Resource Body was not sampled, probably as a result of adverse ground conditions at the time.  Recent limited sampling in this area suggested the existence of widespread anomalous metal enrichments.  In order to complete the sampling exercise, the auger sampling program was extended to this area.  It is anticipated that this sampling will, in addition to giving an insight into this important area, also assist in deciphering the geological structure of a 10 km zone between the ‘A’ anomaly and the ‘Yembela’ anomaly to the northwest, two areas which host similar mineralization patterns.

The 2009 Exploration Season

The current field season is proceeding according to the exploration plan with the systematic and detailed exploration of the geochemically anomalous areas at Nama.  In determining the nature of the anomalies, they are ranked according to style of mineralisation and structure which will enable the exploration team to select the most appropriate targets for the 2009 exploration programs, and selected targets may be drilled during the latter period of the 2009 exploration season depending on the availability of Corporate funds.

1.2.2 Rooipoort PGE/Ni/Cu Project (including Grasvally) - South Africa

Property

Rooipoort

Caledonia announced on July 1, 2009 that Mitsubishi Corporation had withdrawn from the proposed participation in the Rooipoort and Mapochsgronde Platinum Projects ("the Projects").

Mitsubishi indicated that the conditions precedent relating to security of tenure of the prospecting rights held by Caledonia and its subsidiaries due to the Broad-Based Black Economic Empowerment ("empowerment") requirements imposed by the South Africa Department of Minerals ("DM") did not meet their requirements. The DM’s requirement that empowerment be introduced at the exploration stage is not currently required under South Africa law and, accordingly, was not envisaged at this stage in the Agreement.   Mitsubishi Corporation concluded that it did not wish to extend the Agreement relating to the proposed participation by Mitsubishi in the platinum exploration projects in South Africa. Accordingly, the Agreement terminated on June 30, 2009 and Mitsubishi will not provide the envisaged exploration funding for the Projects. The Rooipoort and Mapochsgronde properties continue to remain 100% owned by Caledonia.

Caledonia will explore and evaluate other strategic options in respect of the Projects.

1.2.3 GOLD

Zimbabwe Exploration – Gold

Due to the lack of foreign currency and the immediate focus on re-starting and ramping up production, limited exploration work has taken place during the quarter and resources were allocated primarily to the resumption of gold production.  The proposed exploration activities are being reviewed and prioritised.

2.

SUMMARY OF QUARTERLY RESULTS

The following information is provided for each of the 8 most recently completed quarters of the Corporation - ending on the dates specified - in thousands of Canadian Dollars. The figures are extracted from underlying financial statements that have been prepared according to Canadian GAAP.

($000’s-except per share amounts.)	June 30/09	Mar 31/09	Dec 31/08	Sept 30/08	June 30/08	Mar 30/08	Dec 31/07	Sept 30/07
Sales from continuing operations	2,364	-	29	2,280	2,883	2,504	3,231	1,950
Income/(loss) for continuing operations -per share basic and diluted	(162) (0.0003)	(799) (0.0016)	(2,066) (0.0041)	(2,749) (0.0055)	(261) (0.0005)	791 0.0016	494 0.001	(855) (0.002)
Discontinued operations (loss)	(37)	(40)	(531)	(30)	(24)	(70)	(249)	(80)
Net Income/ (loss) after discontinued operations - per share basic and diluted	(199) (0.0004)	(839) (0.0017)	(2,597) (0.0052)	(2,779) (0.0056)	(285) (0.0006)	721 0.0015	245 0.001	(935) (0.002)
No of shares basic ‘000	500,169	500,169	500,169	500,169	500,169	493,199	487,869	487,869

Note:

 The effect of the dilution on the earnings per share has not been calculated as the result for 2009, 2008 and 2007 was a loss and the diluted earnings per share would be anti-dilutive.

During the quarter the Corporation made $19,000 profit ($599,000 profit – 2008) from continuing operations before unrealized foreign exchange loss of $181,000 ($860,000 loss – 2008).

The discontinued operations relate to Barbrook and Eersteling Mines up to Q1 2008, thereafter Eersteling is the only discontinued operation. The loss on sale of Barbrook Mine was reclassified to discontinued operations in the fourth quarter 2008.  Gold sales for the 2nd quarter at Blanket Mine were 2,164 (3,089 - 2008) ounces. Blanket’s operational costs included salaries and wages of $689,000 ($403,000 – Q1 2009), consumables of $398,000 ($270,000 – Q1 2009) and mine administration costs of $152,000 ($206,000 Q1 - 2009). The dollarization of the economy has impacted on remuneration rates as illustrated above, management is monitoring this closely to ensure we are paying affordable and market related rates to ensure the scarce skills are attracted and retained.

Blanket is a self-sustaining operation and operates in Zimbabwe in what was a hyper inflationary economy. Due to the dollarization of the economy in February, 2009 the hyper inflationary environment no longer exists. Accordingly the results of these operations are now translated into Canadian Dollars using the current rate method.  On January 1, 2009 Blanket’s functional currency also changed to US Dollars following the Monetary Policy announcement introducing the use of foreign currency in Zimbabwe for all forms of trade and business.  The assets and liabilities of a self-sustaining foreign operation are translated at the rate in effect at the balance sheet date for purposes of incorporation in the financial statements of Caledonia and, therefore, an exchange gain or loss will arise when the exchange rate changes. This exchange gain or loss has no direct effect on the activities of Caledonia. It is inappropriate to incorporate this exchange gain or loss in net income in the period in which it arises; rather, it is reported in the financial statements as a separate component of shareholders' equity and is disclosed as a separate component of accumulated other comprehensive income during the period. In summary the current rate method is as follows:

(i)

all assets and liabilities at rates at balance sheet date;

(ii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Included in the 2nd quarter statement of operations is an exchange gain of $101,000 (Loss $275,000 – Q1 2009) relating to the translation of Blanket Mine financial results which has been disclosed under accumulated other comprehensive income.

3.

INVESTING

During the 2nd quarter 2009 the Corporation invested $251,000 in capital assets and mineral properties ($269,000 in 2008 and $696,000 in 2007).  Of the amount invested in 2009, $193,000 ($235,000 – Q2 2008) was spent at Nama.

4.

FINANCING

The Corporation financed its operations, except Blanket Mine, using funds on hand. No equity fund raising is currently intended during 2009 and funds available from the sale of Barbrook are expected to be sufficient to finance the Corporation’s activities.  Blanket was granted a working capital loan facility from its bankers in Zimbabwe and utilised $694,000 of the facility during the quarter. Working capital loan facilities that have been secured by Blanket are considered sufficient and repayment of the facilities by November 2009 is achievable. Additional funding of US$2,400,000 is still required for the completion of the No. 4 shaft expansion and it is the Corporation’s intention to obtain this funding in Zimbabwe or, alternatively, to use it’s internally generated cash flows. Various financial institutions have been approached with detailed submissions to obtain this funding but as yet no viable term sheets have been received. The outlook for obtaining the required project funding is considered more positive now than it was at the beginning of the 2nd quarter and discussions continue with several financial institutions.

5.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2009, the Corporation had a working capital surplus of $5,340,000 (surplus of $2,657,000 at March 31, 2009). Current assets of $7,255,000 ($3,960,000 – March 2009) increased as inventories have increased by $345,000 and accounts receivable have increased by $3,437,000 whilst cash has decreased by $376,000. The accounts receivable includes $520,000 due from Rand Refineries for gold sales that was received on July 1, 2009.The amount of $2,890,301 (shown at fair value) owing to Blanket by RBZ is now classified as a current asset as the gold bond is redeemable on February 1, 2010.

Blanket Mine continues to be self funding. Limited amounts are currently being spent on capital development but will increase as working capital requirements stabilize and production ramps up in the months ahead

During 2009, it is expected that the cash requirements of the Corporation will be met from the cash on hand and gold sales from Blanket Mine.

Anticipated cash inflows in 2009 will be used mainly by the Corporation on returning Blanket’s annual gold production back up to 24,000 ounces pa and then to 40,000 ounces pa provided Blanket can secure the required funding required for the completion of the No.4 shaft expansion.

The Corporation has minor obligations in respect of license fees for its exploration and mining properties.  Now that Motapa has withdrawn from its JV on Mulonga Plain, the Corporation will be responsible for maintaining the licenses.   As of June 30, 2009 the Corporation had potential liabilities to do rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,186,000.

6.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

7.

RELATED PARTY TRANSACTIONS

The Corporation had the following related party transactions:

	Six months ended June 30
	2009	2008	2007
	$’000	$’000	$’000
Management, and allowances paid or accrued to a company which provides the services of the Corporation’s President	281	256	238
Rent paid to a Company owned by members of the President’s family	23	21	23
Fees paid to the Chairman of the Board	75	537	32
Legal fees paid to a law firm where a Director is a partner	41	43	26

8.      CRITICAL ACCOUNTING POLICIES

There are two major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the Corporation. The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago. The estimations are accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the Corporation or its operations.

The following accounting policy changes have been adopted as of January 1, 2009 and are more fully described in the Interim Consolidated Financial Statements.

a. Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The adoption of this standard is not expected to have an effect on the Corporation’s consolidated financial statements.

b. International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed in February 2008 plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to be effective for interim and annual periods commencing January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Corporation for the year ended December 31, 2010. While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. All of the Companies foreign subsidiaries operate in environments where IFRS has already been adopted.

The conversion from Canadian GAAP to IFRS is a significant undertaking. Caledonia has not yet determined the impact of the transition on its consolidated financial statements. The conversion to IFRS may have a material impact on the balance sheet, results from operations, systems of internal controls over financial reporting, disclosure controls and information systems. IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore IFRS accounting policies are subject to change through 2011.

Caledonia has decided to recruit an IFRS specialist to assist with the conversion process but no suitable candidate has yet been identified. Current accounting personnel have attended various IFRS training courses during the year.

Preliminary work on identifying differences between Canadian GAAP and IFRS that effect the Corporation has started in 2009 as well as work on identifying which options the Corporation would elect on adopting IFRS.

9.

   FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

i) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian Dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian Dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

A significant portion of the Corporation’s assets and liabilities are denominated in South African Rand and United States Dollars.  Management do not consider that the fluctuation of the value of these currencies to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operations are now transacted using the United States Dollar as the functional currency. As a result of the introduction of the US Dollar as legal tender in Zimbabwe the hyperinflationary environment has decreased dramatically. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange gains or losses for Blanket Mine depending on the exchange rate between the US Dollar and the Canadian Dollar at the time of repayment of such loans. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Corporation does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian Dollar that would be affected by changes in exchanges rates relative to the Canadian Dollar.

$000	US Dollars	SA Rand
Cash	14	1,902
Accounts Receivable	3,173	1,394
Accounts Payable	979	365

The table below illustrates by how much a 1% change in the rate of exchange between the Canadian Dollar and the currencies above will affect net income.

$000	US Dollars	SA Rand
Cash	-	3
Accounts Receivable	27	2
Accounts Payable	8	1

ii) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free, outside of Zimbabwe, and only utilizes overdraft facilities for short periods if necessary. As a result of Blanket Mine being brought back into production working capital borrowings have increased in Zimbabwe. The working capital loans will be US Dollar denominated and will attract interest rates of approximately 6% pa. It is the intention of Blanket to borrow further funds to complete the No 4 shaft expansion project. No acceptable term sheet has been received for these loans and thus the interest rate is unknown. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in “A” grade financial institutions.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations due to the short-term to maturity of the investments held.

iii) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s receivables from the Reserve Bank of Zimbabwe (“RBZ”) who was the sole buyer of gold produced in Zimbabwe, in terms of legislation and regulations that prevailed until February 1, 2009.

At December 31, 2008 the RBZ owed Blanket $3,416,892 (gross value) $2,890,000 (at fair value). The amount owed to Blanket was converted into a Special Tradable Gold-backed Foreign Exchange Bond (“Bond”) by RBZ following the Monetary Policy announcement on February 2, 2009 that has the following features;

•

Term of 12 months

•

Interest at 8% pa on maturity on February 1, 2010.

•

Bond may be sold locally, regionally or internationally at an agreed price

•

RBZ will honour the full principal plus interest on maturity

 iv) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet short and long term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the likely short and long term cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

v) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

In the Monetary Policy Announcement made by RBZ on February 2, 2009, Blanket became eligible to export its gold to a refiner of its choice and to receive 100% of the proceeds, net of the refining costs, in US Dollars paid into its foreign currency account at a Zimbabwean commercial bank. As a result of this announcement, Blanket resumed gold production on April 7, 2009 after receiving all the necessary licenses from the Ministry of Finance and the RBZ.

10.          SECURITIES OUTSTANDING

As at June 30, 2009 the following securities were outstanding:

(1)

500,169,280 common shares;

(2)

Options and warrants as follows:

Number	Description	Exercise Price	Expiry Date
34,430,000	Common share purchase options	Average $0.1719	Various until May 11, 2016
Nil	Common share purchase warrants	-

As the Corporation’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, the Corporation could grant options on 50,016,928 shares.  This figure includes any options previously exercised and the current unexercised options.

11.         CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2008 and June 30, 2009 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of the Corporation's internal controls over financial reporting using a framework designed by management and considered appropriate to the conditions of the various operating environments, and concluded that the following disclosable material weaknesses still exist, as at June 30, 2009.

Segregation of duties

Due to limited personnel resources, adequate segregation of duties within the accounting group was not achieved.  This creates a risk that inaccurate entries could be made and not identified or corrected on a timely basis. The result is that the Corporation is highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects. The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potential significant errors.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of the Corporation's development, the Corporation does not have sufficient size and scale to warrant the hiring of additional staff to correct the segregation of duties weakness at this time. There were no changes in the Corporation’s internal controls over financial reporting since the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of four Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

12.          FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Corporation’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

13.

QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, VP Exploration is a qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated. He was assisted where appropriate by outside consultants and/or qualified persons for joint-ventured projects. Mr. David Grant, is the Independent Qualified Person  for the NI 43-101 report on the D resource area of the Nama Property, prepared by Applied Geology and Mining (Proprietary)Limited whose Managing Director is Mr. Grant .

14.

BOARD AND SENIOR MANAGEMENT CHANGES

Mr Robert Liverant resigned as a Director on May 20, 2009. The management and Board would like to thank Mr. Liverant for the contribution he made to the Corporation and the Audit Committee during his period as a director.

Mr Chris Harvey, a current Director, was appointed a member of the Audit Committee on May 20, 2009 to replace Mr Liverant.